SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File No. 0-53646

Eagleford Energy Inc. (formerly Eugenic Corp.)

(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Confirmation of Mailing of Proxy; Notice of Meeting and Information Circular; Management’s Discussion and Analysis of Financial Condition and Operating Results and Consolidated Financial Statements for the year ended August 31, 2009; Internet Voting Option Insert; and Proxy Return Envelopment as filed on SEDAR on January 22, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 22, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ Sandra Hall
Name: Sandra Hall
Title: President

2

ITEM 1

 Lori Thompson
Account Manager, Client Services
Telephone: 416.361.0930 ext.243
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

January 22, 2010

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:                       EAGLEFORD ENERGY INC

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on January 19, 2010.

1.	Proxy

2.	Notice of Meeting and Information Circular

3.	Management’s Discussion and Analysis of Financial Condition and Operating Results and Consolidated Financial Statements for the Year Ended August 31, 2009

4.	Internet Voting Option Insert

5.	Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per:

“Lindsay Andrews”
Administrator, Client Services